Exhibit 99.4

QUARTERLY FINANCIAL STATEMENTS AND MD&A REQUEST
In accordance with Canadian securities regulations, beneficial shareholders may elect annually to receive quarterly financial statements if they so request. If you wish to receive such mailings, please complete and return this form OR register online at www.computershare.com/ca/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code online or by requesting that it mail you a copy. Rather than receiving financial statements by mail, you may also choose to access them at www.thomson.com.
ÉTATS FINANCIERS TRIMESTRIELS ET ANALYSE PAR LADIRECTION
Conformément à la réglementation sur les valeurs mobilières au Canada, les actionnaires véritables peuvent choisir annuellement de recevoir les états financiers trimestriels, s'ils le désirent. Si vous voulez recevoir ces documents, veuillez remplir ce formulaire et le retourner, OU inscrivez-vous en ligne, à www.computershare.com/ca/listedenvoi. Computershare utilisera les renseignements recueillis uniquement aux fins de l'envoi de ces états financiers. Vous pouvez prendre connaissance du Code de confidentialité de Computershare en ligne ou demander que l'on vous en fasse parvenir un exemplaire par la poste. Plutôt que de recevoir les états financiers par la poste, vous pouvez choisir d'avoir accès à ces documents à www.thomson.com.
Name / Nom

Apt. / App.	Street Number / Numéro civique	Street Name / Rue

City / Ville		Prov. / State	Postal Code / Code postal / Zip Code